Exhibit 12.1

Quanta Capital Holdings Ltd.
Computation of Ratio of Earnings to Fixed Charges
(Numbers in thousands, except for ratio data)

	Six months ended June 30, 2005	Year ended December 31, 2004	Period ended December 31, 2003(1)
Interest expense	1,771	77	—
Amortization of trust preferred security costs	9	—	—
Amortization of credit facility costs	291	291	—
Assumed interest component of rental expense	746	1,466	467
Total fixed charges	2,817	1,834	467
Earnings: Income before income taxes	8,329	(54,581)	(38,477)
Add: Total fixed charges	2,817	1,834	467
Earnings for computation	11,146	(52,747)	(38,010)
Ratio of earnings to fixed charges	4.0	(2)	(2)

(1)	Quanta Capital Holdings Ltd. was formed on May 23, 2003 and began conducting operations in September 2003.

(2)	Earnings were inadequate to cover fixed charges by $52.7 million and $38.0 million for the fiscal year ended December 31, 2004 and for the period ended December 31, 2003, respectively.